FORM 6

CERTIFICATE OF COMPLIANCE

TO: CANADIAN SECURITIES EXCHANGE ("CSE")

    IM Cannabis Corp.                   (the "Listed Issuer") hereby certifies to CSEthat the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in Policy 1).

Date: October 7, 2022.

Signed:	"Oren Shuster"
(Signature)

Oren Shuster
(Print Name)

Chief Executive Officer
(Print Office)

FORM 6 - CERTIFICATE OF COMPLIANCE